UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of April, 2006
Commission File Number 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-2844-0011
(Address of principal executive offices)

Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)
Not applicable.

Item 5.02(d)
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

Item 5.02(d)
DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF
DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS
     On April 19, 2006, the Board of Directors (the “Board”) of Wipro Limited (the “Company”) appointed William Arthur (Bill) Owens as an additional director of the Company with effect from July 1, 2006. Mr. Owens will hold the office through the date of the next Annual General Meeting of the shareholders of the Company, scheduled to be held on July 18, 2006, when his appointment as a director will be presented for approval of the shareholders at the meeting. Mr. Owens was recommended by the Company’s Board Governance and Compensation Committee. The Board believes that Mr. Owens satisfies the standards of independence set forth in the applicable NYSE listing rules. There is no arrangement or understanding pursuant to which Mr. Owens was appointed as a director, and there are no related party transactions between Mr. Owens and the Company.
     Mr. Owens has held senior leadership positions at large multinational corporations. From April 2004 to November 2005, Mr. Owens served as Chief Executive Officer and Vice Chairman of the Board of Directors of Nortel Networks Corporation, a networking communications company. From August 1998 to April 2004, Mr. Owens served as Chairman of the Board of Directors and Chief Executive Officer of Teledesic LLC, a satellite communications company. From June 1996 to August 1998, Mr. Owens served as President, Chief Operating Officer and Vice Chairman of the Board of Directors of Science Applications International Corporation (SAIC), a research and engineering firm. Presently, Mr. Owens serves as a member of the Board of Directors of Polycom Inc., a media communications company; Daimler Chrysler AG, an automotive company; Sprint Wireline, a communications company; and AEA Investors LLC, an investment company. Mr. Owens holds a M.B.A. (Honors) degree from George Washington University, a B.S. degree in Mathematics from the U.S. Naval Academy and a B.A. degree and M.A. degree in Politics, Philosophy and Economics from Oxford University.
     Attached as Exhibit 99.1 is a copy of the letter from the Company to the New York Stock Exchange dated April 19, 2006, disclosing Mr. Owen’s appointment to the Company’s Board of Directors.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED
/s/ Azim H. Premji
Azim H. Premji
Chairman of the Board and Managing Director

/s/ Suresh C. Senapaty
Suresh C. Senapaty
Executive Vice President-Finance

Dated: April 24, 2006

INDEX TO EXHIBITS

Exhibits
99.1	Letter to the New York Stock Exchange dated April 19, 2006.